SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number: 1-13851

                           NOTIFICATION OF LATE FILING

         --- Form 10-K    --- Form 11-K    --- Form 20-F    -X- Form 10-Q

--- Form N-SAR
         For Period Ended:------------------------------------------------------
--- Transition Report on Form 10-K           --- Transition Report on Form 10-Q
--- Transition Report on Form 20-F           --- Transition Report of Form N-SAR
--- Transition Report on Form 11-K
         For the Transition Period Ended:---------------------------------------


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  SONUS CORP.

Address of principal executive office (Street and number):
111 S.W. FIFTH AVENUE, SUITE 1620
PORTLAND, OREGON  97204

                                     PART II
                             RULE 12B-25 (B) AND (C)

         The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b).

-X-      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

-X-      (b)      The subject quarterly  report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

-X-      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable (not applicable).


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                                    PART III
                                    NARRATIVE

Sonus Corp. was unable to complete its financial statements as of July 31, 2001, and for the year then ended due to the need for additional financial information to complete the adoption of Securities and Exchange Commission Staff Accounting Bulletin No. 101 ("SAB 101") and to evaluate the reserve for doubtful accounts. Consequently, Ernst & Young LLP, Sonus Corp.'s independent auditor, was unable to complete its audit of the financial statements and Sonus Corp. was unable to file its Form 10-K for the fiscal year ended July 31, 2001 until December 4, 2001. This delay caused a delay in completing the financial statement closing process for the fiscal quarter ended October 31, 2001 and Sonus Corp. was unable to file its Form 10-Q on December 17, 2001, the filing due date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

    Brian S. Thompson                          (503)        225-9152
         (Name)                             (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? -X- Yes --- No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? -X- Yes --- No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net loss for the quarter ended October 31, 2001, will be approximately $900,000, which is comparable to the net loss before the cumulative effect of change in accounting principle of $1,030,000 reported for the quarter ended October 31, 2000. In the quarter ended October 31, 2000, Sonus Corp. recognized the cumulative effect of a change in accounting principle of $2,114,000, as the result of a change in its revenue recognition policy based on guidance provided by SAB 101.


         SONUS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  December 17, 2001                By /s/ Mark Richards
                                          ----------------------------------
                                          Mark Richards
                                          Senior Vice President and
                                          Chief Financial Officer



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